Citadel Broadcasting Corporation
7201 West Lake Mead Boulevard, Suite 400
Las Vegas, NV 89128
(702) 804-8204

April 26, 2005

Larry Spirgel
Assistant Director
United Stated Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-7
Washington, D.C. 20549

        Re:  Citadel Broadcasting Corporation
        Form 10-K for the fiscal year ended December 31, 2004
Filed March 14, 2005, File No. 1-31740

Dear Mr. Spirgel:

This letter sets forth the response of Citadel Broadcasting Corporation (the “Company”) to the Staff’s comments to the above-referenced filing, which were transmitted by letter dated April 13, 2005. This letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.

Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company. All capitalized terms used but not defined in this letter have the meanings ascribed to them in the Company’s Form 10-K for the fiscal year ended December 31, 2004.

Item 2. Properties and Facilities, page 24

1.
Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that you have transmitter and antenna sites on leased land. Do any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment? Also describe other arrangements or situations you considered in evaluating SFAS 143.

In evaluating SFAS 143, we considered all legal retirement obligations related to owned and leased properties of the Company. Certain of our lease agreements contain provisions that require us to remove towers, transmitters or antenna from the sites. In some cases, the lessor cannot demand that we perform any equipment removal activities. In other cases, the lessor can demand that we perform asset retirement activities but it is unlikely that they would require such removal as the leasehold improvements that would be left behind increase the value of the leased property. In those circumstances where we are required to remove an antenna, tower, or transmitter, the costs are minimal to the Company. We estimate that, during the past five years, company-wide costs related to asset retirement activities have been less than $50,000 annually. Due to the insignificance of such amounts (estimated at less than 1% of fixed assets), the Company has not historically recorded an asset retirement obligation and related capitalized asset retirement cost. While such amounts have historically been insignificant, the Company will continue to monitor its asset retirement obligation at each balance sheet date and, to the extent such obligation is determined to be more than insignificant, we will record an asset retirement obligation and related capitalized asset retirement cost.

Management’s Discussion and Analysis

Results of Operations, page 31

2.
We note your disclosure regarding revenue and expense increases/decreases for the years ended December 31, 2004 compared to year ended December 31, 2003 and December 31, 2003 compared to year ended December 31, 2002. This discussion does not provide a reader with substance in understanding your business and its material trends and uncertainties. Specifically, your discussion should consider including the following:

•
A tabular presentation of relevant financial or other information, which would include line items and percentage changes as well as other information determined by a company to be useful, followed by a narrative discussion and analysis of known changes, events, trends, uncertainties and other matters.

•	Identify and address key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company.
•
Discuss and analyze material trends, demands, commitments, events, and uncertainties and whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations in the future.

We have reviewed the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations and understand your comments and the Commission's guidance on these matters. The Company will comply with the guidance the Staff has provided with regard to these matters in future filings beginning with the Company’s Form 10-Q for the quarter ended March 31, 2005 by, among other things, including a tabular presentation of relevant financial or other information and providing additional discussion and analysis regarding any material trends, uncertainties, events or other matters.

Critical Accounting Policies

3.
We note that your disclosure did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

We have reviewed Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations and understand your comments and the Commission's guidance on these matters. As the Company does not repeat its critical accounting policy disclosures in each quarterly report when no material changes have occurred, the Company will comply with the guidance the Staff has provided with regard to these matters in future filings beginning with the Company’s Form 10-K for the year ending December 31, 2005 by, among other things, including more disclosure of quantitative information regarding the assumptions utilized in our critical accounting policies when the quantitative information is reasonably available and would provide material information for investors.

Impairment of Intangible Assets, page 37

4.
We note that in years subsequent to appraisals, you evaluate each market to determine if any significant changes have occurred in the market that would adversely impact the value of FCC licenses, and in some cases, you may engage a third party appraiser to assist in this evaluation. You also review the current year’s cash flows of the market and the audience share rating of the market compared to the year of the appraisals. Confirm to us that you test for impairment annually.

The Company tests for impairment annually and its testing date is October 1st of each year.

10.	Non-cash Charge Related to Contract Obligations, page 64

5.
We note that you recorded a non-cash charge of $16.4 million. We note that your new representation firm settled your obligations with the previous representation firm and you entered into a long term contract with them. The deferred amount related to this contract is included in other long term obligations, and the non-cash charge will be amortized over the life of the new contract. Tell us if the non-cash charge recognized is related to the old contract obligations settled by your new representation firm. Also, tell us the nature and amount of the deferred obligation.

We confirm that the non-cash charge is primarily related to the old contract obligation with the Company’s previous representation firm and was settled by the Company’s new representation firm. Under the terms of the previous representation contract, if the contract was teminated early without cause, the Company would have been obligated to pay a termination fee to the old representation firm. The Company agreed to a settlement with the old representation firm for an amount less than what was required in the event of a termination without cause under the contract. Simultaneously, the Company entered into a new agreement with a new representation firm and the new representation firm agreed to pay the settlement amount of approximately $24 million to the old representation firm on our behalf.

In evaluating the accounting for this arrangement, the settlement amount paid on our behalf was treated as an up-front payment that will be amortized over the term of the new representation agreement. We believe this transaction is analogous to the circumstances described in FTB 88-1 in which a new landlord assumes an unfavorable pre-existing lease obligation of a tenant in connection with signing the tenant to a new lease. The accounting for this transaction is specified in the following paragraphs of FASB Technical Bulletin 88-1, Issues Related to the Accounting for Leases.

7.     Payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee and reductions of rental revenue by the lessor over the term of the new lease. Similarly, losses incurred by the lessor as a result of assuming a lessee's preexisting lease with a third party should be considered an incentive by both the lessor and the lessee. Incentives should be recognized on a straight-line basis over the term of the new lease in accordance with paragraph 15 of Statement 13, Technical Bulletin 85-3, and paragraphs 1-5.

8.     The lessee's immediate recognition of expenses or losses, such as moving expenses, losses on subleases, or the write-off of abandoned leasehold improvements, is not changed by this Technical Bulletin. Rather, this Technical Bulletin addresses the question of when to recognize the incentive related to the new lessor's assumption of that expense or loss. The new lessor and the lessee should independently estimate any loss attributable to the assumption of a preexisting lease with a third party. For example, the lessee's estimate of the incentive could be based on a comparison of the new lease with the market rental rate available for similar lease property or the market rental rate from the same lessor without the lease assumption, and the lessor should estimate any loss based on the total remaining costs reduced by the expected benefits from the sublease or use of the assumed leased property.

Based on the above guidance, we recorded the settlement amount paid by the new representation firm to our old representation firm as a deferred obligation. The Company was acquired in 2001 and at the time of the acquisition, the Company recorded an unfavorable contract liability related to the old representation contract. The unamortized balance of that liability at the date of the settlement was approximately $8 million. The difference between the settlement amount and the accrued liability was recorded as an expense.

The deferred obligation of $24 million will be amortized over the term of the agreement with our new representation firm as a reduction to our commission expense.

11.	Income Taxes, page 64

6.
We noted that you recorded a tax benefit resulting from the reduction of the previously recorded valuation allowance against net deferred tax assets. Given that this is your first year of positive net income before income taxes, tell us in more detail how you determined that the available positive evidence carried more weight than the historical negative evidence in concluding that it was more likely than not that certain of your deferred tax assets would be realized in the future. Tell us specifically how you determined a valuation allowance balance of $0.7 million was enough to sustain $122.4 million in deferred tax assets. In your response, address your future income forecasts, future acquisitions and funding for those acquisitions.

For the year ended December 31, 2003, the Company reported a pre-tax book loss of $61.6 million and provided a 100% valuation allowance on all of the Company’s net deferred tax assets, primarily its net operating loss (NOL) carryforward of over $220 million, which will expire between December 31, 2018 and 2023. The Company recorded no benefit associated with its deferred tax assets as it had not reported book income in the preceding two years and therefore could not support the utilization of the deferred tax assets.

During 2004, the Company’s interest expense continued to decrease due to debt repayments in August of 2003 and in February of 2004, primarily as a result of equity offerings by the Company. The proceeds from the stock issuances were used to repay the Company’s outstanding debt. The Company also issued 1.875% convertible notes in February 2004 and used the proceeds to repay its $500 million 6% notes. Interest expense for the year ended December 31, 2004 decreased by approximately $31.0 million when compared to the same period in 2003.

The Company has also experienced a significant decrease in its amortization expense for 2004 as compared to 2003. For the year ended December 31, 2004, depreciation and amortization expense decreased approximately $39.4 million. This decrease is primarily due to the reduction in amortization related to the Company’s advertiser base asset established at the time of the Company’s acquisition in June 2001. The Company also expects the amortization expense to decrease significantly in 2005 as such advertiser base asset was substantially fully amortized by December 31, 2004.

With the reduction in both interest expense and amortization, the Company’s pre-tax book income for 2004 was approximately $10.8 million.

In accordance with paragraphs 20-25 of SFAS 109, the Company weighed all available positive and negative evidence in order to determine whether it was more likely than not that some portion or all of its deferred tax assets would not be realized. Paragraph 24 of SFAS 109 states:

24. Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) the following:

a.	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures
b.	An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset
c.
A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

Due to our history of operating losses, we did not believe it would be appropriate to project growth in our operations when evaluating the need for a valuation allowance as such growth projections would not be sufficiently verifiable to overcome our history of operating losses. Instead, we assumed zero growth in revenue and operating profit, and projected our net income for 2005 through 2008 giving effect only to the objectively verifiable reduction in interest expense and amortization expense discussed above. This projection effectively consisted of adjusting our actual 2004 performance for the objectively verifiable reduction in interest expense and depreciation and amortization. We believe such adjustments represent highly verifiable events similar to those discussed in paragraph 24 of SFAS 109 above. With no operational growth, the projections resulted in pre-tax book income in excess of $125 million in 2005 and increased to over $147 million in 2008. The increase in pre-tax book income from 2005 to 2008 is due to the use of our earnings each year to pay down debt, resulting in lower interest expense in subsequent years.

The zero-growth projection also included an estimate of taxable income for the same periods and the projections resulted in 100% utilization of the $220 million NOL by 2008. The Company reported approximately $2.2 million in taxable income for the year ended December 31, 2003 and estimates its taxable income to be in excess of $30 million for the year ended December 31, 2004.

Based on the significant reductions in interest expense and amortization and reliance on the zero growth projections, the Company believes it was appropriate to reduce its valuation allowance to approximately $700,000 as of December 31, 2004. The only deferred tax asset that requires a valuation allowance is the Company’s estimate of its state tax NOLs that could expire in 2005 based on the projections of taxable income for 2005. Based on these projections, the pre-tax income will continue to increase over the next four years and therefore, there appears to be no reason to maintain a valuation allowance related to the Company’s deferred tax assets, exclusive of the expiring state NOLs.

We also advise the Staff that we prepare internal projections for management that include the impact of planned operational growth and acquisitions. While we did not rely on such projections as the basis for reversing our valuation allowance, these projections indicate significantly higher levels of income (and corresponding quicker realization of our deferred tax assets) than the zero growth projections discussed above.

In summary, the Company believes that the objectively verifiable positive evidence of future taxable income based on the demonstrated changes in interest costs and depreciation and amortization expense and the carryforward period of its NOLs outweighs the negative evidence of prior losses.

* * * *
In connection with the Company’s response to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments, or the Company’s changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CITADEL BROADCASTING CORPORATION

Date: April 26, 2005	By:	/s/ RANDY L. TAYLOR

Randy L. Taylor Vice President - Finance